Supplement No. 2 Dated August 12, 2014 (To Prospectus dated April 29, 2014)	Rule 424(b)(3) Registration No. 333-189337

DELMAR PHARMACEUTICALS, INC.

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated April 29, 2014 and as supplemented and amended to date (“Prospectus”), of DelMar Pharmaceuticals, Inc. This Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

The information included in this Supplement modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

See “Risk Factors” beginning on page 2 of the prospectus dated April 29, 2014, for risk factors and information you should consider before you purchase shares.

Recent Developments

On August 8, 2014, Delmar Pharmaceuticals, Inc. (the “Company”) consummated its offer (the “Warrant Tender Offer”) to amend certain of its outstanding warrants held by investors who participated in the Company’s private placement financings that closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013 (the “Investor Warrants”).

The Warrant Tender Offer expired at 5:00 p.m. Pacific Time on August 8, 2014. Pursuant to the Warrant Tender Offer, an aggregate of 762,227 Investor Warrants were tendered by their holders and were amended and exercised in connection therewith for an aggregate exercise price of approximately $495,448. Such tendered Investor Warrants represent approximately 8.29% of the Company’s outstanding Investor Warrants as of June 6, 2014.  The Company received net proceeds of approximately $470,676 after paying a 5% warrant agent fee of approximately $24,772.

Following the amendment and exercise of the Investor Warrants, the Company had issued and outstanding 29,709,987 shares of common stock, options to purchase 3,187,214  shares of common stock and warrants exercisable into 17,878,258 shares of common stock. In addition, 7,044,583 shares of 0959456 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of the Company, are issued and outstanding and are convertible into 7,044,583 shares of common stock of the Company.

The selling stockholders who exercised their Investor Warrants pursuant to the foregoing consist of the following:

	Number of Investor Warrants Exercised	Number of Investor Warrants Remaining
Michael Leiter	69,000	149,750
John Marx	30,000	74,625
James W. Fugate	5,000	0
William H. Heilferty	48,125	0
Martin Johnston	31,912	588
Renald & Catherine C. Anelle JTTEN	81,539	0
W. Ron Raecker	20,313	0
William C. Stone & Megan N. Williams JTTEN	25,000	0
Janet Gargiulo	1,538	10,962
Michael L. & Ann J. Hetzner	30,000	0
Feldman Rev Inter Vivos Tr. Howard Feldman TTEE	31,250	0
Jerry L. Derflinger	56,250	0
Mark F. Adams	15,300	31,450
John A. Medica III	29,750	0
Anthony Lightman	6,250	0
Robert Lawrence	12,000	18,750
Doug Terry	15,500	90,750
Stourbridge Investments LLC	31,250	0
Deck F. Couch	62,500	62,500
David Barry	20,000	2,500
Arun Virick	6,000	0
Robert Crocitto	20,000	0
John Muccino	31,250	0
Tyler Meierotto	37,500	0
Blue Ridge Financial Inc.	20,000	0
Nicholas Ponzio	25,000	0